SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12 of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  033-99834

DAKOTA GROWERS PASTA COMPANY

(Exact name of registrant as specified in its charter)

One Pasta Avenue

Carrington, North Dakota 58421

(701) 652-2855

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Equity Stock, $2.50 par value per share

Membership Stock, $125 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

                Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                                Rule 12g-4(a)(1)(i)                [     ]                                        Rule 12h-3(b)(1)(ii)               [     ]

                                Rule 12g-4(a)(1)(ii)               [     ]                                        Rule 12h-3(b)(2)(i)                [     ]

                                Rule 12g-4(a)(2)(i)                [     ]                                        Rule 12h-3(b)(2)(ii)               [     ]

                                Rule 12g-4(a)(2)(ii)               [     ]                                        Rule 15d-6                             [ X ]

                                Rule 12h-3(b)(1)(i)                [     ]

                Approximate number of holders of record as of the certification or notice date:       0

                The registrant, Dakota Growers Pasta Company, has completed a series of mergers with three of its wholly-owned subsidiaries, including Dakota Growers Pasta Company, Inc., a North Dakota corporation, to effect the registrant’s conversion from a cooperative to a corporation.  The registrant ceased to exist as a result of such mergers.  Dakota Growers Pasta Company, Inc. was the ultimate surviving entity in connection with such mergers and will continue as the successor to the registrant.

                Pursuant to the requirements of the Securities Exchange Act of 1934, Dakota Growers Pasta Company, Inc., a North Dakota corporation, as the successor to Dakota Growers Pasta Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 18, 2002.	BY:	/s/ Timothy J. Dodd
Timothy J. Dodd
President and Chief Executive Officer